Exhibit 99.1

Huize Holding Limited Announces Resignation of an Independent Director

SHENZHEN, China, October 2, 2025 – Huize Holding Limited (NASDAQ: HUIZ) (“Huize” or the “Company”), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced that Mr. Aaron Xiaolei Hou has tendered his resignation from his position as an independent director from the board of directors (the “Board”) and as a member of each of the nominating and corporate governance committee, the audit committee and the compensation committee of the Board, effective September 30, 2025, due to personal reasons. Mr. Hou’s resignation did not result from any disagreement with the Company. The Board has resolved to appoint Mr. Cunjun Ma as the chairperson of the nominating and corporate governance committee of the Board, replacing Mr. Hou’s role.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented: “On behalf of the Company and the Board, I would like to express our gratitude to Mr. Hou for his invaluable contributions during his tenure as an independent director. His experience and insights have been instrumental in supporting Huize’s corporate governance and strategic development. We thank him for his dedication and wish him continued success in his future endeavors.”

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dolly Zhang

Phone: +852 6996 4179

Email: dolly.zhang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com